UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018; and

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018.

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018.

As previously announced, on June 8, 2018, Seaspan Corporation (the “Company”), Seaspan Investment I Ltd. (“Seaspan Investment”) and The Bank of New York Mellon, as trustee (the “Trustee”) and collateral agent entered into an amended and restated pledge agreement and collateral agent agreement (the “Amended and Restated Pledge Agreement”), pursuant to which Seaspan Investment pledged 100% of its equity interests of Greater China Intermodal Investments LLC (“GCI”) as collateral for the 2025 Notes (as defined below).

On August 8, 2018, the Company obtained the consent (the “Consent”) from the holders (the “2025 Noteholders”) of the 5.50% senior notes due 2025 (the “2025 Notes”), issued pursuant to a base indenture, dated as of October 10, 2017 (the “Base Indenture”), by and between the Company and the Trustee, as amended and supplemented by a second supplemental indenture, dated as of February 14, 2018 (the “Second Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a third supplemental indenture, dated as of February 22, 2018 (the “Third Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fourth supplemental indenture (the “Fourth Supplemental Indenture”), dated as of March 22, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fifth supplemental indenture, dated as of March 26, 2018 (the “Fifth Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a sixth supplemental indenture, dated as of March 26, 2018 (the “Sixth Supplemental Indenture”), a seventh supplemental indenture dated as of June 8, 2018 by and among the Company, the subsidiary guarantors party thereto, and the Trustee (the “Seventh Supplemental Indenture”), and an eighth supplemental indenture dated as of July 16, 2018 (the “Eighth Supplemental Indenture” and, together with the Base Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, and the Seventh Supplemental Indenture, the “Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee to amend the Amended and Restated Pledge Agreement to (i) amend the collateral voting provisions relating to affiliates and (ii) amend the provisions permitting up to $400.0 million aggregate principal amount of term loans to be secured on a pari passu basis with the 2025 Notes to allow such indebtedness to be in the form of term loans, bonds or debentures.

In connection with the Consent, the Company caused Seaspan Investment to enter into an amendment to the Amended and Restated Pledge Agreement, dated as of August 8, 2018 (the “Amendment to the Amended and Restated Pledge Agreement”), by and between Seaspan Investment and The Bank of New York Mellon as collateral agent, reflecting the modifications that were approved by the 2025 Noteholders as part of the Consent.

The Amendment to the Amended and Restated Pledge Agreement is filed as Exhibit 4.2, to this Report on Form 6-K and is incorporated herein by reference. The description of the Amendment to the Amended and Restated Pledge Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Amendment to the Amended and Restated Pledge Agreement.

Exhibit Index

Exhibit No.	Description

4.1	Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon as trustee and collateral agent (incorporated herein by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on June 11, 2018).

4.2	Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 8, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon as collateral agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 13, 2018	By:	/s/ Ryan Courson
Name: Ryan Courson Title: Chief Financial Officer